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As filed with the Securities and Exchange Commission on August 16, 2002

Registration No. 333-86542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEPOMED, INC.
(Exact name of Registrant as specified in its charter)

California	94-3229046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1360 O'Brien Drive, Menlo Park, California 94025 (650) 462-5900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

John W. Fara, Ph.D.
Chairman, President and Chief Executive Officer
1360 O'Brien Drive, Menlo Park, California 94025 (650) 462-5900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen C. Ferruolo, Esq.
Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122-1246
Telephone: (858) 450-8400
Facsimile: (858) 450-8499

Approximate date of commencement of proposed sale to the public:
From time to time as soon as practicable after this Registration Statement become effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated August 16, 2002

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

Prospectus

DEPOMED, INC.

3,136,267 Shares of Common Stock

        This prospectus relates to the resale from time to time by the selling shareholders of up to 3,136,267 shares of our common stock. Information on the selling shareholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under "Selling Shareholders" and "Plan of Distribution" in this prospectus.

        Our common stock trades on the American Stock Exchange under the symbol "DMI" and the common stock purchase warrants issued in connection with our initial public offering trade on the American Stock Exchange under the symbol "DMI/WS". On August 15, 2002, the closing price for our common stock, as reported on the American Stock Exchange, was $2.20 per share and the closing price for our common stock purchase warrants was $0.10.

        Beginning on page 3, we have listed a number of "Risk Factors" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002

ABOUT DEPOMED

Our Company

        We are a development stage company engaged in the development of new and proprietary oral drug delivery technologies. Our primary oral drug delivery system is the patented Gastric Retention System, or GR System. The GR System is designed to be retained in the stomach for an extended period of time while it delivers the incorporated drug or drugs, on a continuous, controlled release basis. By incorporation into the GR System, a drug currently taken two or three times a day may be administered only once a day. At present, several drug compounds incorporated in the GR System are in advanced clinical trial development. In January 2002, a patent on our GR System was issued, which expands the coverage of our technology for the controlled delivery of a broad range of drugs from a tablet composed of polymers which remains in the stomach for an extended period of time to maximize therapeutic benefits. Our intellectual property position includes four issued patents and thirteen patent applications pending in the United States. We have also developed the Reduced Irritation System, or RI System, which is designed to provide for significant reduction in gastrointestinal irritation from the effects of certain drugs. We refer to the GR System and the RI System as the DepoMed Systems.

Our Products

        We develop proprietary products utilizing our technology internally, as well as in collaboration with pharmaceutical and biotechnology companies. Regarding our collaborative programs, we apply our technology to the partner's compound and from these collaborations we expect to receive research and development funding, milestone payments, license fees and royalties. For our internal development programs, we apply our proprietary technology to existing drugs and fund development through Phase II clinical trials. With the Phase II clinical trial results, we generally seek a collaborative partner to commercialize our products. We also expect to receive milestone payments, license fees and royalties from our later stage collaborations.

        We have internally developed a potential product candidate for Type II diabetes, Metformin GR™, which is a metformin product using our GR System and is to be administered once per day. Metformin GR is currently in pivotal Phase III human clinical trials. In May 2002, we entered into an exclusive license agreement with Biovail Laboratories Incorporated, a wholly-owned subsidiary of Biovail Corporation, to manufacture and market Metformin GR in the United States and Canada. We remain responsible for completing the clinical development of Metformin GR. In connection with the license agreement, Biovail purchased approximately 2.4 million shares of our common stock for approximately $12.3 million and has options to purchase additional shares.

        In January 2002, a broad patent covering our GR System was issued. We subsequently filed and served a complaint against Bristol-Myers Squibb Company claiming that Bristol-Myers' metformin product, Glucophage® XR, infringes our United States Patent No. 6,340,475, as well as other matters set forth in the complaint. In June 2002, Bristol-Myers filed a response to our complaint and counterclaims, including claims of non-infringement and patent invalidity and allegations that we violated the terms of our 1996 agreement with them and disputing our ownership of the patent. The response also seeks an injunction against our development of Metformin GR.

        In June 2002, we completed a Phase II human clinical trial with an internally developed once-daily formulation of the antibiotic drug ciprofloxacin, called Ciprofloxacin GR™, for urinary tract infections. Our formulation was compared with CIPRO®, a currently marketed ciprofloxacin HCl immediate release product that is taken twice per day. Both treatments were comparably effective in eradication of causative organisms and resolution of clinical signs and symptoms. In addition, patients treated with Ciprofloxacin GR reported fewer gastrointestinal adverse effects compared to the patients treated with CIPRO. These results were consistent with reports of gastrointestinal adverse effects in our Phase I trial in 2001. We are currently in discussions with potential marketing partners for this product and we anticipate that we will delay initiating a Phase III trial until such time that we enter into a licensing arrangement for the product. We cannot assure that we will be successful in finding such a partner or that the terms of any such arrangement will be favorable to us.

        In addition, we are developing other product candidates expected to benefit from incorporation into our drug delivery systems. For example, we initiated a Phase I clinical trial of the drug furosemide incorporated into the GR System for cardiovascular indications in March 2002. Further, we have begun a feasibility study of a combination product comprising our Metformin GR with another once-daily drug, sulfonylurea, for Type II diabetes.

        In November 1999, we entered into an agreement to form a joint venture with Elan Corporation, plc, Elan Pharma International, Ltd. and Elan International Services, Ltd., to develop products using drug delivery technologies and expertise of both Elan and DepoMed. This joint venture, DepoMed Development, Ltd., or DDL, a Bermuda limited liability company, is initially owned 80.1% by DepoMed and 19.9% by Elan. We began subcontract development work for DDL in January 2000 and an undisclosed product entered Phase I clinical trials in December 2000. Patent applications have been filed for this product and we are currently seeking a marketing partner for it. DDL's second product candidate is currently in Phase I clinical trials and DDL's third product candidate is in preclinical testing. However, we believe there is a significant likelihood that these programs will be suspended as a result of Elan's July 2002 restructuring plan that includes cost reduction programs and the divestiture of non-core businesses, products and assets. As a result of ongoing negotiations, we are currently unable to determine the full impact of a termination of our joint venture with Elan.

        As a result of the sale of our securities to Biovail, Elan and its affiliates will have the right to terminate their agreements with us, which could accelerate our payment obligation under a promissory note held by Elan, currently in the aggregate amount of $5,877,000. However, if our agreements with Elan were terminated, we would reacquire the rights to the intellectual property we contributed to our joint venture with Elan, including rights to certain products currently being developed by the joint venture. To date, Elan has not communicated to us an intention to terminate its agreements based on our sale of securities to Biovail.

        In addition to research and development conducted on our own behalf and through collaborations with pharmaceutical partners, our activities since inception on August 7, 1995 have included establishing our offices and research facilities, recruiting personnel, filing patent applications, developing a business strategy and raising capital. To date, we have received only limited revenue, all of which has been from these collaborative research and feasibility arrangements. We intend to continue investing in the further development of our drug delivery technologies and the DepoMed Systems.

        Our address is 1360 O'Brien Drive, Menlo Park, California 94025, and our telephone number is (650) 462-5900.

RISK FACTORS

        You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, "Special Note Regarding Forward-Looking Statements."

We are at an early stage of development and are expecting operating losses in the future.

        To date, we have had no revenues from product sales and only minimal revenues from our collaborative research and development arrangements and feasibility studies. For the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2002, we had revenues of $22,000, $1,475,000 and $152,000, respectively. For the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2002, we incurred losses of $9.7 million, $17.6 million and $12.6 million, respectively. As we expand our research and development efforts, we anticipate that we will continue to incur substantial operating losses for at least the next several years. Therefore, we expect our cumulative losses to increase. Our success will depend on commercial sales of products that generate significant revenues for us. We cannot predict whether we will be able to achieve commercial sales of any revenue-generating products.

We will need additional capital to support our operations, which may be unavailable or costly.

        We anticipate that our existing capital resources will permit us to meet our capital and operational requirements through at least March 2003. However, we base this expectation on our current operating plan, and that plan may change as a result of many factors. Accordingly, we could require additional funding sooner than anticipated. Our cash needs may also vary from our current expectations because of numerous factors, including:

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  results of research and development;

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  our agreements with current, and any future, collaborative partners;

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  costs of our litigation with Bristol-Myers;

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  changes in the focus and direction of our research and development programs;

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  technological advances; and

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  results of clinical testing and the regulatory requirements of the FDA, and comparable foreign regulatory agencies.

        We will need substantial funds of our own or from third parties to:

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  conduct research and development programs;

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  conduct preclinical and clinical testing; and

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  manufacture and market potential products using the DepoMed Systems.

        Our existing capital resources may not be sufficient to fund our operations until such time as we may be able to generate sufficient revenues to support our operations. We have limited credit facilities and no other committed source of capital. To the extent that our capital resources are insufficient to meet our future capital requirements, we will have to raise additional funds to continue our development programs. We may not be able to raise such additional capital on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in dilution of our shareholders' equity positions. If adequate funds are not available, we may have to curtail operations significantly, or obtain funds through entering into collaboration agreements or settlements on unattractive terms. In addition, if we do not continue funding development costs of Metformin GR, pursuant to our agreement with Biovail, Biovail would have the right to assume development of Metformin GR and our future payments from Biovail would be materially reduced.

We are dependent on Biovail for the successful commercialization of Metformin GR.

        Under our agreement with Biovail, Biovail will be responsible for the manufacturing and marketing of Metformin GR, our most advanced product candidate. Any failure by Biovail to successfully commercialize Metformin GR would seriously harm our business and reduce our revenues. In addition, although we are responsible for the development costs of Metformin GR, under our agreement with Biovail, we will not receive any milestone payments from Biovail until the FDA approves Metformin GR for marketing in the United States.

Most of our revenues are derived from our relationship with Elan, which may be terminated.

        We have generated all of our revenues to date through collaborative arrangements with pharmaceutical and biotechnology companies. For the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2002, 99%, 58% and 87% of our total revenues, respectively, were derived from our joint venture with Elan. If our joint venture with Elan is terminated or fails to produce desired results, our revenues and results of operations will suffer.

        As a result of the sale of our securities to Biovail, Elan and its affiliates will have the right to terminate their agreements with us, which could accelerate our payment obligation under a promissory note held by Elan, currently in the aggregate amount of $5,877,000. The termination of our agreements with Elan and its affiliates would adversely affect our revenues and the acceleration of our payment obligation under the note would adversely affect our liquidity.

        Although Elan's obligation to provide us funding under the promissory note expired in January 2002, we have continued to incur research and development expenses related to the joint venture. If Elan does not extend the promissory note to cover the expenses we have incurred, this could adversely affect our liquidity and results of operations. This risk, as well as the risk that Elan and its affiliates may terminate their agreements with us, may be heightened due to a restructuring plan Elan announced in July 2002 that will include cost reduction programs and the divestiture of non-core businesses, products and assets.

Our current lawsuit with Bristol-Myers could be disruptive, costly and time-consuming and, if we are not successful, could adversely affect our business.

        In July 1996, we entered into a letter agreement with Bristol-Myers regarding a joint research project relating to the development of formulations of metformin incorporated in our GR System. After we completed our research under the agreement, Bristol-Myers decided in early 1999 not to exercise its option to license the resulting product and to proceed instead with its own internally-developed product. The agreement by its terms prohibits us from exploiting any formulations of metformin developed pursuant to the agreement or any proprietary information or invention relating solely to metformin developed under the agreement. Independent of our joint research project with Bristol-Myers, we developed Metformin GR. We believe that our development of Metformin GR does not contravene any of our obligations under the agreement.

        In January 2002, a broad patent covering the GR System was issued. We subsequently filed and served a complaint against Bristol-Myers claiming that a Bristol-Myers' metformin product,

Glucophage(R) XR, infringes our United States Patent No. 6,340,475, as well as other matters set forth in the complaint. In June 2002, Bristol-Myers filed a response to our complaint that includes counterclaims, including claims of non-infringement and patent invalidity and allegations that we violated the terms of our 1996 agreement with them and disputing our ownership of the patent. The response also seeks an injunction against our development of Metformin GR.

        We anticipate that our litigation with Bristol-Myers will be costly, and we may not be able to recover the costs we incur in connection with the litigation. The litigation has diverted, and is likely to continue to divert, the efforts and attention of some of our key management and personnel. As a result, until it is resolved, the litigation could adversely affect our business. In addition, any unfavorable outcome would adversely affect our business.

Our collaborative agreements may give rise to other adverse outcomes.

        Our strategy to continue the research, development, clinical testing, manufacturing and commercial sale of products using the DepoMed Systems requires that we enter into additional collaborative arrangements. We may not be able to enter into future collaborative arrangements on acceptable terms, which would harm our ability to commercialize our products.

        Collaborative agreements are generally complex and contain provisions which may give rise to disputes regarding the relative rights and obligations of the parties. Such disputes can delay collaborative research, development or commercialization of potential products, or can lead to lengthy, expensive litigation or arbitration. In addition, the terms of collaborative partner agreements may limit or preclude us from developing products or technologies developed pursuant to such agreements. Moreover, collaborative agreements often take considerably longer to conclude than the parties initially anticipate, which could cause us to agree to less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

        It is possible that our collaborative partners may not choose to develop and make commercial sales of products using the DepoMed Systems technologies. Other factors that may affect the commercial success of our products include:

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  any parallel development by a collaborative partner of competitive technologies or products;

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  arrangements with collaborative partners that limit or preclude us from developing products or technologies;

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  premature termination of an agreement; or

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  failure by a collaborative partner to devote sufficient resources to the development, and commercial sales of products using the DepoMed Systems.

        Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Our collaborative partners may also terminate partnerships or otherwise decide not to proceed with development of our products. For example, one of our undisclosed collaborative partners recently elected to suspend indefinitely further development of a potential product we had developed for that partner.

Delays in product development could adversely affect our business.

        The drug development process is costly, time-consuming and subject to unpredictable delays. Any material delay in the development of our potential products, particularly Metformin GR or Ciprofloxacin GR, would adversely impact our financial position and liquidity. Any such delay could also make it difficult for us to raise financing on favorable terms, if at all.

We may not be able to develop a successful product.

        Before we or others make commercial sales of products using the DepoMed Systems, we, our current and any future collaborative partners will need to:

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  conduct clinical tests showing that these products are safe and effective; and

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  obtain regulatory approval.

        This process involves substantial financial investment and may not be successful.

        We will have to curtail, redirect or eliminate our product development programs if we or our collaborative partners find that:

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  the DepoMed Systems prove to have unintended or undesirable side effects; or

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  products which appear promising in preclinical studies do not demonstrate efficacy in larger scale clinical trials.

        We are currently conducting Phase III human clinical trials of Metformin GR, are seeking a partner to conduct Phase III clinical trials of Ciprofloxacin GR and have initiated a Phase I clinical trial of Furosemide GR. These clinical trials may not be successful, and regulatory approval may not be obtained.

        Even if our products obtain regulatory approval, successful commercialization would require:

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  market acceptance;

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  cost-effective commercial scale production; and

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  reimbursement under private or governmental health plans.

If we can not meet the American Stock Exchange's requirements for continued listing, the American Stock Exchange may delist our common stock, which would negatively impact the price of our common stock and our ability to sell our common stock.

        Our common stock is listed on the American Stock Exchange, or AMEX. The AMEX rules provide that the AMEX will consider delisting when a company has, among other things, (a) sustained losses in two of its three most recent fiscal years and has stockholders' equity of less than $2,000,000, and (b) sustained losses in three of its four most recent fiscal years and has stockholders' equity of less than $4,000,000. In June 2002, the AMEX notified us that we currently do not satisfy these criteria and agreed to continue our listing if we submitted an acceptable plan to regain compliance with the AMEX continued listing standards by January 2004. In July 2002, we submitted our plan, which is currently being reviewed by the AMEX. If the AMEX accepts our plan, the AMEX will monitor our progress towards achieving the goals set forth in the plan and may institute delisting proceedings if we fail to make progress consistent with the terms of the approved plan.

        If the AMEX accepts our plan, the AMEX will monitor our progress towards achieving the goals set forth in the plan and may institute delisting proceedings if we fail to make progress consistent with the terms of the approved plan.

        It is possible that the AMEX will not accept our plan, or that our common stock will be delisted after January 2004 if we fail to achieve compliance with applicable continued listing standards by that time. If we are delisted, it would be far more difficult for our shareholders to trade in our securities and more difficult to obtain accurate, current information concerning market prices for our securities. The possibility that our securities may be delisted may also adversely affect our ability to raise additional financing.

If we are unable to obtain or maintain regulatory approval, we will be limited in our ability to commercialize our products, and our business will be harmed.

        The FDA must approve our product candidates before they can be marketed in the United States. Before we can file a new drug application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. The regulatory process is expensive and time consuming. The regulatory agencies of foreign governments must also approve our products before the products can be sold in those other countries. In certain countries, regulatory agencies also set or approve prices.

        Even after investing significant time and expenditures we may not obtain regulatory approval for our products. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation, including compliance with FDA regulations governing current good manufacturing practices, or cGMP. Failure to comply with manufacturing regulations can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

If our ongoing clinical trials do not demonstrate safety and efficacy, or if the clinical trials are delayed, our business will be harmed.

        To gain regulatory approval from the FDA for any of our product candidates, our ongoing clinical trials must demonstrate the safety and efficacy of the product for its intended use. Clinical studies may not demonstrate the safety and effectiveness of a product. Even promising results from early clinical studies do not always accurately predict results in later, large-scale trials.

        Many factors could delay or result in termination of our ongoing clinical trials, including:

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  inconclusive results requiring additional clinical studies;

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  slow patient enrollment;

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  adverse medical events or side effects among patients; and

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  real or perceived lack of safety or effectiveness of our product candidates.

        Failure to demonstrate safety and efficacy would result in failure to obtain regulatory approval of our product candidates, which would adversely affect our results of operations and financial condition.

We may be unable to protect our intellectual property and may be liable for infringing the intellectual property of others.

        Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. Our policy is to file patent applications in the United States and foreign jurisdictions. We currently hold four issued United States patents and eleven United States patent applications are pending. Additionally, we are currently preparing a series of patent applications representing our expanding technologies for filing in the United States. We have also applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending. Our pending patent applications may lack priority over others' applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

        We also rely on trade secrets and proprietary know-how. We seek to protect that information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

        Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others' patents. We not aware of any claim of patent infringement against us. However, if claims concerning patents and proprietary technologies arise and are determined adversely to us, we may consequently be subjected to substantial damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline.

        We may need to engage in litigation in addition to our suit against Bristol-Myers to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Our issued or licensed patents may not be held valid by a court of competent jurisdiction. Whether or not the outcome of litigation is favorable to us, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties' patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses which may not be available on commercially reasonable terms, or at all, or subject us to significant liabilities to third parties.

We could become subject to product liability litigation and may not have adequate insurance to cover product liability claims.

        Our business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. We have obtained product liability insurance for clinical trials currently underway, but:

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  we may not be able to obtain product liability insurance for future trials;

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  we may not be able to maintain product liability insurance on acceptable terms;

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  we may not be able to secure increased coverage as the commercialization of products using the DepoMed Systems proceeds; or

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  our insurance may not provide adequate protection against potential liabilities.

        Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit would be costly and significantly divert management's attention from conducting our business. If third parties bring a successful product liability claim or series of claims against us for uninsured liabilities or in excess of insured liabilities, our business, financial condition and results of operations may be materially harmed.

We depend on third parties for manufacturing of our products. Failure by these third parties would result in lost revenue.

        We do not have and do not intend to establish in the foreseeable future internal commercial scale manufacturing capabilities. Rather, we intend to use the facilities of our collaborative partners or those of contract manufacturers to manufacture commercial quantities of our products. For example, Biovail will manufacture Metformin GR for commercial sale pursuant to our agreement with Biovail. Our dependence on Biovail and other third parties for the manufacture of products using the DepoMed Systems may adversely affect our ability to deliver such products on a timely and competitive basis. There may not be sufficient manufacturing capacity available to us when, if ever, we are ready to seek commercial sales of products using the DepoMed Systems. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers, the market introduction and commercial sales of our products will be delayed, and our revenue will suffer.

        Applicable cGMP requirements and other rules and regulations prescribed by foreign regulatory authorities will apply to the manufacture of products using the DepoMed Systems. We will depend on the manufacturers of products using the DepoMed Systems to comply with cGMP and applicable foreign standards. Any failure by a manufacturer of products using the DepoMed Systems to maintain cGMP or comply with applicable foreign standards could delay or prevent their commercial sale.

Our quarterly operating results may fluctuate and result in a decline of our stock price.

        The following factors will affect our quarterly operating results and may result in a decline or our stock price:

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  variations in revenues obtained from collaborative agreements, including milestone payments, royalties, license fees and other contract revenues;

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  our success or failure in entering into further collaborative relationships;

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  decisions by collaborative partners to proceed or not to proceed with subsequent phases of the relationship or program;

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  costs of our litigation with Bristol-Myers;

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  the timing of any future product introductions by us or our collaborative partners;

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  market acceptance of the DepoMed Systems;

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  regulatory actions;

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  adoption of new technologies;

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  the introduction of new products by our competitors;

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  manufacturing costs and capabilities;

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  changes in government funding; and

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  third-party reimbursement policies.

We may not be able to compete successfully in the pharmaceutical product and drug delivery system industries.

        Other companies that have oral drug delivery technologies competitive with the DepoMed Systems include ALZA Corporation, a subsidiary of Johnson & Johnson, Elan Corporation plc, SkyePharma plc, Biovail Corporation International, Flamel Technologies S.A. and Andrx Corporation, all of which are developing oral tablet products designed to release the incorporated drugs over time. Each of these companies has patented technologies with attributes different from ours, and in some cases with different sites of delivery to the gastrointestinal tract.

        Additionally, other companies have sustained release formulations of metformin and ciprofloxacin currently in clinical trials. Flamel Technologies S.A. and Andrx Corporation both have metformin products in trials and Bayer SA has filed an NDA with the FDA for a once-daily ciprofloxacin product. There may be other companies developing competing products of which we are unaware.

        Competition in pharmaceutical products and drug delivery systems is intense. We expect competition to increase. Competing technologies or products developed in the future may prove superior either generally or in particular market segments to the DepoMed Systems or products using the DepoMed Systems. These developments could make the DepoMed Systems or products using them noncompetitive or obsolete.

        All of our principal competitors have substantially greater financial, marketing, personnel and research and development resources than we do. In addition, many of our potential collaborative partners have devoted, and continue to devote, significant resources to the development of their own drug delivery systems and technologies.

Our advisors have relationships with other entities.

        Two groups, the Policy Advisory Board and Development Advisory Board, advise the company on business and scientific issues and future opportunities. Certain members of our Policy Advisory Board and Development Advisory Board work full-time for academic or research institutions. Others act as consultants to other companies. In addition, except for work performed specifically for and at the direction of the company, any inventions or processes discovered by such persons will be their own intellectual property or that of their institutions or other companies. Further, invention assignment agreements signed by such persons in connection with their relationships with us may be subject to the rights of their primary employers or other third parties with whom they have consulting relationships. If we desire access to inventions that are not our property, we will have to obtain licenses to such inventions from these institutions or companies. We may not be able to obtain these licenses on commercially reasonable terms, if at all.

If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenues.

        In both domestic and foreign markets, sales of our product candidates will depend in part on the availability from third-party payors such as:

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  government health administration authorities;

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  private health insurers;

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  health maintenance organizations;

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  pharmacy benefit management companies; and

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  other healthcare-related organizations.

        If reimbursement is not available for our product candidates, demand for these products may be limited. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. Our product candidates may not be considered cost effective, and adequate third-party reimbursement may be unavailable to enable us to maintain price levels sufficient to realize a return on our investment.

        Federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting pricing may also change before any of our product candidates are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future.

Business interruptions could limit our ability to operate our business.

        Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, terrorism, intentional acts of vandalism and similar events. In particular, our corporate headquarters are located in the San Francisco Bay area, which is known for seismic activity. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

If we lose our key personnel or are unable to attract and retain key management and operating personnel, we may be unable to pursue our product development and commercialization efforts.

        Our success is dependent in large part upon the continued services of John W. Fara, our President and Chief Executive Officer, and other members of our executive management, and on our ability to attract and retain key management and operating personnel. We do not have agreements with Dr. Fara or any of our other executive officers that provide for their continued employment with us. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our potential product candidates.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

  •
  Results and timing of our clinical trials, including the results of the Metformin GR and Ciprofloxacin GR trials and publication of those results;

  •
  Our ability to obtain a marketing partner for Ciprofloxacin GR product;

  •
  Our plans to develop other product candidates; and

  •
  The result of our litigation against Bristol-Myers.

        Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from the sale of the shares offered by this prospectus, with the exception of proceeds received upon cash exercise of the warrants to purchase common stock underlying some of the shares offered by the selling shareholders. We intend to use any proceeds we receive from the exercise of such warrants for general corporate purposes. If all of the warrants are exercised for cash, we will receive aggregate proceeds of $594,657.

 SELLING SHAREHOLDERS

        The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by each selling shareholder as of April 1, 2002, the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided to us by the selling shareholders.

        Percentage ownership for each selling shareholder is based on 13,973,309 shares of common stock outstanding on April 1, 2002. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to the shares. Under these rules, shares issuable upon the exercise of currently exercisable warrants are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The number of shares of common stock beneficially owned by a selling shareholder after the offering assumes that only shares in this offering are sold and any remaining shares are those obtained in prior offerings or on the open market.

        This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of DepoMed's outstanding shares of common stock.

        As explained below under "Plan of Distribution," we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement of which this prospectus is a part.

				Shares Subject to Currently Exercisable Warrants
	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After the Offering
Selling Shareholder					Shares Offered
	Number		Percent	Number		Number	Percent
Belmont Park Investments Inc.	182,767		1.3%	—	182,767	—	—
Prisca Bonati	6,500		*	—	6,500	—	—
Stephen M. Bragin	9,494		*	2,967	6,527	2,967	*
Frank Kee Colen	56,064		*	31,260	7,000	49,064	*
Fahnestock & Co. Inc. C/F Paul Dennis IRA	6,527		*	—	6,527	—	—
Dickstein International Limited	13,054		*	—	13,054	—	—
Dickstein & Co., L.P.	117,493		*	—	117,493	—	—
Easton Hunt Capital Partners, L.P.	1,184,076		8.5	296,735	293,871	890,205	6.4
Bruce Edwards	11,000		*	3,500	6,500	3,500	*
Elan International Services Ltd.	3,103,099	(1)	18.2	—	1,158,151	1,944,948	12.2
Fahnestock & Co. Inc.	293,535		2.1	293,535	121,981	171,554	1.2
City National Bank TTEE HEWM/MP/PS FBO S. Feldstein	6,500		*	—	6,500	—	—
Malcolm Gissen	12,000		*	—	6,500	5,500	*

Morton E. Goulder Revocable Trust Dtd. 7/27/79	18,988		*	5,934	13,054	5,934	*
The Grenawalt Group, LLC	13,000		*	—	13,000	—	—
Grosvenor Investment 4, Ltd.	6,790		*	—	6,790	—	—
Christopher Todd Hagar & Amy Susan Hagar JT WROS	1,400		*	—	1,400	—	—
John Hamilton & Carol Leonard JT WROS	204,875	(2)	1.4	10	13,054	191,821	1.4
Hartzmark Investment Co. LLC	13,054		*	—	13,054	—	—
Kahn Capital Offshore Fund, Ltd.	92,000		*	—	90,000	2,000	*
Kahn Capital Partners, LP	260,000		1.9	—	260,000	—	—
Kodiak Capital, LP	4,890		*	—	4,890	—	—
Kodiak Capital Offshore, Ltd.	38,320		*	—	38,320	—	—
Muriel Kogod	12,461		*	5,934	6,527	5,934	*
Lexdale Partners LLC	12,500		*	—	12,500	—	—
Charles Schwab & Co. Inc. Custodian FBO Parker Ahrens Maddux IRA	9,000		*	—	6,500	2,500	*
Andrew Mendelsohn & Judith Mendelsohn Trust Dtd. 7/1/92	6,500		*	—	6,500	—	—
Beno Michel Trust	6,527		*	—	6,527	—	—
Louis & Cherie Mintz JT WROS	9,494		*	2,967	6,527	2,967	*
David B. Musket(3)	65,691		*	—	45,691	20,000	*
Valley Heart Associates Med. Group 401K FBO Joe Neal #503473	10,000		*	—	10,000	—	—
Oppemheim Investment Management International S.A. on behalf of Medical BioHealth-Trends	214,657		1.5	—	156,657	58,000	*
David H. Passerman	50,000		*	—	25,000	25,000	*
Pharma /wHealth Management Company S.A. on behalf of Pharma/wHealth	76,219		*	—	52,219	24,000	*
Joseph C. Pignotti & Joyce A. Pignotti, JT/WROS	29,694		*	5,934	6,140	23,554	*
ProMed Partners, L.P.	191,423		1.4	—	77,023	114,400	*
ProMed Partners II, L.P.	20,438		*	—	9,138	11,300	*

Mark Radzik	12,254	*	4,154	6,000	6,254	*
Kenneth M. Reichle, Jr.	9,494	*	2,967	6,527	2,967	*
Gerald Richter	13,054	*	—	13,054	—	—
David Hibbard Robinson Trust Dtd. 4/15/99	9,950	*	—	6,500	3,450	*
Robert M. Rosin	6,527	*	—	6,527	—	—
Edward L. Ruch	13,054	*	—	13,054	—	—
John F. Sampson Living Trust Dtd. 12/99	6,500	*	—	6,500	—	—
Andrew E. Sandor	6,527	*	—	6,527	—	—
Victor J. Scaravilli	6,527	*	—	6,527	—	—
Fahnestock & Co. Inc. C/F James A. Schoke IRA	13,054	*	—	13,054	—	—
Mark Schwartz	18,988	*	5,934	13,054	5,934	*
E. Donald Shapiro	26,109	*	—	26,109	—	—
Joel A. Stone	23,395	*	5,934	6,527	16,868	*
Stonestreet Limited Partnership	130,548	*	—	130,548	—	—
Summit Capital Associates, Inc.	12,800	*	—	12,800	—	—
Howard J. Synenberg	18,988	*	5,934	13,054	5,934	*
Lynn Taussig	3,263	*	—	3,263	—	—
Thekla Taussig Family Trust FBO Lynn Taussig	3,263	*	—	3,263	—	—
Donald & Theresa Vojtech Living Trust	6,000	*	—	6,000	—	—
Jennifer Hoben-Williams	18,166	*	4,750	3,916	14,250	*
Wesley T. Wood	13,054	*	—	13,054	—	—
Oscar Zimmerman	6,527	*	—	6,527	—	—

*
Less than one percent.
(1)
Includes 1,310,991 shares issuable upon conversion of 12,015 shares of Series A preferred stock and accrued dividends thereon; and (ii) 633,957 shares issuable upon conversion of a convertible promissory note with a principal balance of $5,372,167.
(2)
Includes 181,978 shares subject to options exercisable within sixty days of April 1, 2002.
(3)
Mr. Musket is a managing director of ProMed Partners, L.P., which beneficially owns 191,423 shares of common stock, and Promed Partners II, L.P., which beneficially owns 20,438 shares of common stock.

PLAN OF DISTRIBUTION

        We will receive no proceeds from this offering, with the exception of proceeds received upon cash exercise of the warrants to purchase common stock underlying some of the shares offered by the selling shareholders. The shares offered hereby may be sold by the selling shareholders from time to time in transactions in the over-the-counter market, on the American Stock Exchange, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the distribution of the shares may under certain circumstances be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions received by them and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under Securities Act of 1933.

        Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders and, if it acts as agent for the purchase of such shares, from such purchaser. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions in the over-the-counter market, on the American Stock Exchange, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. Such transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above.

        Under the rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the our common stock for a period of two business days prior to the commencement of such distribution. The selling shareholders will also be subject to applicable provisions of the Securities Exchange Act of 1934 and regulations under the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders.

        The selling shareholders will pay all commissions and other expenses associated with the sale of shares by them. The shares offered hereby are being registered pursuant to contractual obligations, and we have agreed to bear certain expenses in connection with the registration and sale of the shares being offered by the selling shareholders. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

LEGAL MATTERS

        The legality of the issuance of the securities being offered hereby is being passed upon by Heller Ehrman White & McAuliffe LLP, La Jolla, California. Julian N. Stern, the sole shareholder of a professional corporation which was a partner of Heller Ehrman White & McAuliffe LLP, is a director and Secretary of the company. Mr. Stern beneficially owns 107,499 shares of our common stock. Other attorneys at Heller Ehrman White & McAuliffe LLP beneficially own 6,500 shares of our common stock.

EXPERTS

        The consolidated financial statements of DepoMed, Inc. appearing in DepoMed, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents previously filed by us with the Securities and Exchange Commission pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2001;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC on May 15, 2002;

  3.
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC on August 14, 2002;

  4.
  Our Current Report on Form 8-K filed with the SEC on July 10, 2002; and

  5.
  The description of our common stock contained in our registration statement on Form 8-A filed on October 27, 1997 under the 1934 Act, including any amendment or report filed for the purpose of updating such description.

        All documents filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

        Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: DepoMed, Inc., 1360 O'Brien Drive, Menlo Park, California 94025, Attention: John F. Hamilton, Chief Financial Officer, telephone: (650) 462-5900.

        We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission in Chicago, Illinois and New York, New York. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission's Public Reference Rooms.

        We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee	$1,308
Accounting Fees	10,000
Legal Fees and Disbursements	25,000
Printing and Engraving	6,000
Miscellaneous	2,692

Total:	$45,000

Item 15. Indemnification of Officers and Directors.

        Pursuant to Section 204(a) and 317 of the California Corporations Code, as amended, the Registrant has included in its articles of incorporation and bylaws provisions regarding the indemnification of officers and directors of the Registrant. Article IV of Registrant's Amended and Restated Articles of Incorporation provides as follows:

"The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. This corporation is also authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code), whether by bylaw, agreement or otherwise, for breach of duty to this corporation and its shareholder in excess of the indemnification expressly permitted by Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expense to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended."

        Section 29 of the Registrant's bylaws, as amended, provides as follows:

"29. Indemnification of Directors and Officers.

        (a)  Indemnification. To the fullest extent permissible under California law, the corporation shall indemnify its directors and officers against all expenses, judgment, fines, settlement and other amounts actually and reasonably incurred by them in connection with any proceeding, including an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans). To the fullest extent permissible under California law, expenses incurred by a director or officer seeking indemnification under this bylaw in defending any proceeding shall be advanced by the corporation as they are incurred upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation for those expenses. If, after the effective date of this bylaw, California law is amended in a manner which permits the corporation to authorize indemnification of or advancement of expenses to its directors or officers, in any such case to a greater extent than is permitted on such effective date, the references in this bylaw to "California law" shall to that extent be deemed to refer to California law as so amended. The rights granted by this bylaw are contractual in nature and, as such, may not be altered with respect to any present or former director or officer without the written consent of that person.

        (b)  Procedure. Upon written request to the Board of Directors by a person seeking indemnification under this bylaw, the Board shall promptly determine in accordance with Section 317(e) of the California Corporations Code whether the applicable standard of conduct has been met and, if so, the Board shall authorize indemnification. If the Board cannot authorize indemnification because the number of directors who are parties to the proceeding with respect to which indemnification is sought prevents the formation of a quorum of directors who are not parties to the proceeding, then, upon written request by the person seeking indemnification, independent legal counsel (by means of a written opinion obtained at the corporation's expense) or the corporation's shareholders shall determine whether the applicable standard of conduct has been met and, if so, shall authorize indemnification.

        (c)  Definitions. The term "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. The term "expenses" includes, without limitation, attorney's fees and any expenses of establishing a right to indemnification." The Registrant has entered into indemnification agreements with each of its current directors and officers pursuant to the foregoing provisions."

Item 16. Exhibits.

        The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit Number		Description of Exhibit
4.1	*	Form of Subscription Agreement
4.2	*	Placement Agent Warrant
4.3	(1)	Registration Rights Agreement dated January 21, 2000 between the Registrant and Elan International Services, Ltd.
5.1	*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1	(1)	Securities Purchase Agreement dated January 21, 2000 between the Registrant and Elan International Services, Ltd.
23.1	*	Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)
23.2	**	Consent of Ernst & Young LLP, Independent Auditors

*
Previously filed as an exhibit to this registration statement.

**
To be filed by amendment.

(1)
Incorporated by reference to the Registrant's Form 8-K filed on February 18, 2000.

Item 17. Undertakings.

        A.    The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Menlo Park, California, on August 16, 2002.

DepoMed, Inc.

By	/s/ JOHN W. FARA John W. Fara, Ph.D. Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN W. FARA John W. Fara, Ph.D.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 16, 2002
/s/ JOHN N. SHELL* John N. Shell	Vice President, Operations and Director	August 16, 2002
/s/ JOHN F. HAMILTON John F. Hamilton	Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	August 16, 2002
/s/ G. STEVEN BURRILL* G. Steven Burrill	Director	August 16, 2002
/s/ JOHN W. SHELL* John W. Shell, Ph.D.	Director	August 16, 2002
/s/ JULIAN N. STERN* Julian N. Stern	Director	August 16, 2002
/s/ W. LEIGH THOMPSON* W. Leigh Thompson, M.D., Ph.D.	Director	August 16, 2002
/s/ JOHN W. FARA John W. Fara, Ph.D. *(Attorney-in-fact)

DEPOMED, INC.

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
4.1	*	Form of Subscription Agreement
4.2	*	Placement Agent Warrant
4.3	(1)	Registration Rights Agreement dated January 21, 2000 between the Registrant and Elan International Services, Ltd.
5.1	*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1	(1)	Securities Purchase Agreement dated January 21, 2000 between the Registrant and Elan International Services, Ltd.
23.1	*	Consent of Heller Ehrman White & McAuliffe LLP (filed as part of Exhibit 5.1)
23.2	**	Consent of Ernst & Young LLP, Independent Auditors

*
Previously filed as an exhibit to this registration statement.

**
To be filed by amendment.

(1)
Incorporated by reference to the Registrant's Form 8-K filed on February 18, 2000.

QuickLinks

ABOUT DEPOMED
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Officers and Directors.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
DEPOMED, INC. EXHIBIT INDEX